New Tax

R6 DISTILLERY

Unaudited Financial Statements for The Years Ended December 31, 2017 and 2018

New Tax

Independent Accountant's Review Report

To Management
R6 DISTILLERY
El Segundo, California 90245

We have reviewed the accompanying balance sheet of R6 DISTILLERY as of December 31, 2018 and 2017, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Alffy P. Guido, Principal
New Tax Income Tax Services
15113 Osage Avenue
Lawndale, California 90260

R6 DISTILLERY

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Business Ckg (2581)	32,171.02
Total Bank Accounts	**$32,171.02**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory - Finished Goods	
Inventory - Aged Whiskey	5,929.00
Inventory - Beer	16,501.32
Inventory - Spirits	21,250.00
Total Inventory - Finished Goods	**43,680.32**
Inventory - Raw Materials	15,766.75
Inventory - Spirits Bottles	999.06
Inventory - Spirits Labels	11,974.94
Inventory Asset	16,781.04
Merchandise Inventory	9,296.37
Prepaid Expenses	0.00
Uncategorized Asset	-330.93
Undeposited Funds	0.00
Total Other Current Assets	**$98,167.55**
Total Current Assets	**$130,338.57**
Fixed Assets	
Accumulated Depreciation	-135,955.00
Architectural & MEPS	14,206.34
Assets - TI	237,338.14
Barrel	19,272.37
Equipment - Brewing	177,535.81
Equipment - Distilling	241,882.31
Equipment - Distilling and Brewing	108,891.93
Equipment Receivable	0.00
Furniture & Fixtures	26,889.11
Vehicles	3,200.00
Total Fixed Assets	**$693,261.01**
Other Assets	
Licenses	29,232.97
Rent/ Security Deposits	7,800.00
Total Other Assets	**$37,032.97**
TOTAL ASSETS	**$860,632.55**
LIABILITIES AND EQUITY	

	TOTAL
Liabilities	
Current Liabilities	
Credit Cards	
AmEx Simply Cash Plus	0.00
Capital One Spark Business	29,567.09
Chase Ink Business Plus	-30,398.84
Chase Ink Business Plus	49,067.15
Total Chase Ink Business Plus	**18,668.31**
Chase Sapphire Reserve	5,052.41
Total Credit Cards	**$53,287.81**
Other Current Liabilities	
California State Board of Equalization Payable	23.85
Sales Tax Payable	146.91
Total Other Current Liabilities	**$170.76**
Total Current Liabilities	**$53,458.57**
Long-Term Liabilities	
Bank Loan	519,788.71
Total Long-Term Liabilities	**$519,788.71**
Total Liabilities	**$573,247.28**
Equity	
Common Stock	1,098,189.87
Retained Earnings	-565,821.68
Net Income	-244,982.92
Total Equity	**$287,385.27**
TOTAL LIABILITIES AND EQUITY	**$860,632.55**

R6 DISTILLERY

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Business Ckg (2581)	22,610.92
Total Bank Accounts	**$22,610.92**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory - Finished Goods	
Inventory - Aged Whiskey	5,929.00
Inventory - Beer	16,501.32
Inventory - Spirits	21,250.00
Total Inventory - Finished Goods	**43,680.32**
Inventory - Raw Materials	15,766.75
Inventory - Spirits Bottles	5,417.46
Inventory - Spirits Labels	16,455.82
Inventory Asset	17,140.34
Merchandise Inventory	13,366.25
Prepaid Expenses	0.00
Uncategorized Asset	-330.93
Undeposited Funds	0.00
Total Other Current Assets	**$111,496.01**
Total Current Assets	**$134,106.93**
Fixed Assets	
Accumulated Depreciation	-135,955.00
Architectural & MEPS	14,206.34
Assets - TI	237,911.49
Barrel	25,350.57
Barrel Racks	1,667.94
Equipment - Brewing	130,535.84
Equipment - Distilling	251,745.20
Equipment - Distilling and Brewing	108,891.93
Equipment Receivable	0.00
Furniture & Fixtures	26,889.11
Rebranding Remodel	3,169.92
Vehicles	3,200.00
Total Fixed Assets	**$667,613.34**
Other Assets	
Licenses	30,204.52
Rent/ Security Deposits	7,800.00
Total Other Assets	**$38,004.52**

	TOTAL
TOTAL ASSETS	**$839,724.79**

LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AmEx Simply Cash Plus	-92.87
Capital One Spark Business	2,000.00
Chase Ink Business Plus	-63,939.76
Chase Ink Business Plus	49,067.15
Total Chase Ink Business Plus	**-14,872.61**
Chase Sapphire Reserve	-3,882.28
Total Credit Cards	**$ -16,847.76**
Other Current Liabilities	
California State Board of Equalization Payable	23.85
Sales Tax Payable	146.91
Total Other Current Liabilities	**$170.76**
Total Current Liabilities	**$ -16,677.00**
Long-Term Liabilities	
Bank Loan	516,068.12
Other Long Term Liabilities - Security Deposit	11,000.00
Revolving Line of Credit - Bob Rubens	6,500.00
Revolving Line of Credit - Jon Miller	6,500.00
Revolving Line of Credit - Michael Paolucci	20,000.00
Total Long-Term Liabilities	**$560,068.12**
Total Liabilities	**$543,391.12**
Equity	
Common Stock	1,128,189.87
Retained Earnings	-847,029.31
Net Income	15,173.11
Total Equity	**$296,333.67**
TOTAL LIABILITIES AND EQUITY	**$839,724.79**

R6 DISTILLERY
Profit and Loss
January - December 2018

	Total
Income	
Discounts Given	-906.64
Reimbursement	-1,425.53
Sales - Beer Wholesale	3,787.00
Sales - Contract Distilling	167,399.04
Sales - Rental Income	98,451.14
Sales - Spirits Wholesale	51,209.50
Sales - Tasting Room	296,342.68
Total Income	**$ 614,857.19**
Cost of Goods Sold	
Cost of Goods Sold	443.55
Beer - Raw Materials	428.36
Merchandise / Retail	266.00
Spirits - Raw Materials	43,821.69
Tasting Room Bar Groceries	10,218.08
Total Cost of Goods Sold	**$ 55,177.68**
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$ 55,177.68**
Gross Profit	**$ 559,679.51**
Expenses	
Advertising	2,582.13
Bank Charges	-274.65
Charity / Donation Expense	100.00
Chemicals / Cleaning Agents	60.23
Competitions and Judging Expense	1,100.00
Consulting Expense	437.50
Cost of Labor	156,080.08
Distributor Charge Back	1,626.66
Dues & Subscriptions	1,667.45
Freight & Delivery	657.96
FUTA	189.21
Graphic Design	2,830.00
Health Insurance Expense	1,595.96
Insurance	2,408.43
Insurance - Disability	6,329.95
Insurance - Liability	2,271.00
Interest Expense	86,868.07
Job Materials	6,920.64
Legal & Professional Fees	5,017.69
Live Music (Bands) Expense	13,210.12
Meals and Entertainment	4,179.57

Medicare		1,759.97
Mobile Canning Expense		2,938.00
Office Expenses		99.99
Other General and Admin Expenses		5,180.32
Outside Sales Force		8,997.87
Overtime Pay		6,257.53
Pass Through Cost		3,433.33
Promotional		4,863.58
QuickBooks Payments Fees		43.92
Rebranding		10,940.16
Rent or Lease		86,079.45
Equipment Rental		10,020.09
Rent or Lease		17,796.54
Total Rent or Lease	$	113,896.08
Repair & Maintenance		10,632.56
Research and Development		323.53
Service Cost		1,209.45
Shipping and delivery expense		7,003.93
Social Security		7,525.37
Stationery & Printing		125.00
Supplies		10.93
SUTA		1,450.68
Taxes & Licenses		26,207.27
TIPs		25,648.72
Tools		27.93
Transaction Processing Fees		8,202.46
Travel		4,862.41
Travel Meals		367.11
Uncategorized Expense		70.00
Utilities		32,566.71
Utilities		100.00
Total Utilities	$	32,666.71
Web Hosting and Domain		1,132.46
Total Expenses	$	581,735.27
Net Operating Income	-$	22,055.76
Other Expenses		5,000.00
Total Other Expenses	$	5,000.00
Net Other Income	-$	5,000.00
Net Income	-$	27,055.76

R6 DISTILLERY
Profit and Loss
January - December 2017

	Total
Income	
Discounts Given	-8,754.04
Sales - Beer Wholesale	41,194.24
Sales - Spirits Wholesale	62,183.47
Sales - Tasting Room	335,181.45
Sales - Contract Distilling	29,594.28
Total Income	$ 459,399.40
Cost of Goods Sold	
Cost of Goods Sold	39,640.10
Beer - Raw Materials	29,210.24
Merchandise / Retail	362.50
Spirits - Raw Materials	22,673.92
Tasting Room Bar Groceries	5,805.11
Total Cost of Goods Sold	$ 97,691.87
Inventory Shrinkage	-12,522.45
Total Cost of Goods Sold	$ 85,169.42
Gross Profit	$ 374,229.98
Expenses	
Advertising	4,502.43
Art Work	1,850.00
Bank Charges	1,260.99
Chemicals / Cleaning Agents	1,029.39
Competitions and Judging Expense	1,272.00
Consulting Expense	35,849.99
Cost of Labor	305,918.60
Dues & Subscriptions	3,120.65
Education and Courses	865.00
Freight & Delivery	375.00
Graphic Design	4,175.63
Health Benefits	1,971.72
Health Insurance Expense	2,000.44
Insurance	4,775.90
Insurance - Disability	11,030.50
Insurance - Liability	2,651.03
Interest Expense	39,921.94
Job Materials	10,640.86
Legal & Professional Fees	24,536.95
Live Music (Bands) Expense	11,158.00
Meals and Entertainment	6,946.38
Entertainment Meals	320.95
Total Meals and Entertainment	$ 7,267.33

Office Expenses		1,697.53
Other General and Admin Expenses		28,971.75
Other Miscellaneous Service Cost		-26.69
Pass Through Cost		555.80
Pest Control Expense		1,542.00
Promotional		1,341.66
QuickBooks Payments Fees		82.99
Rent or Lease		86,663.18
Equipment Rental		18,024.44
Rent or Lease		8,650.02
Total Rent or Lease	$	113,337.64
Repair & Maintenance		13,132.42
Research and Development		1,626.59
Shipping and delivery expense		1,289.01
Subcontractors		305.00
Supplies		133.42
Taxes & Licenses		36,518.03
Tools		635.04
Transaction Processing Fees		7,789.64
Travel		15,053.49
Total Travel	$	15,053.49
Travel Meals		1,776.69
Utilities		19,496.43
Total Utilities	$	19,496.43
Web Hosting and Domain		1,877.06
Total Expenses	$	723,309.85
Net Operating Income	-$	349,079.87
Other Expenses		
Bookkeeping Adjustment		4,368.08
Depreciation		
Depreciation - Architectural & MEPS		1,399.00
Depreciation - Barrel		3,150.00
Depreciation - Equipment (Brewing)		16,720.00
Depreciation - Equipment (Distilling and Brewing)		10,159.00
Depreciation - Equipment (Distilling)		23,638.00
Depreciation - Furniture & Fixtures		4,900.00
Depreciation - Leasehold Improvements		22,991.00
Depreciation - Vehicles		973.00
Total Depreciation	$	83,930.00
Total Other Expenses	$	88,298.08
Net Other Income	-$	88,298.08
Net Income	-$	437,377.95

R6 DISTILLERY

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-437,377.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-7,779.29
Inventory - Finished Goods:Inventory - Beer	-2,001.32
Inventory - Spirits Bottles	-999.06
Inventory - Spirits Labels	-2,315.30
Inventory Asset	-11,016.16
Merchandise Inventory	-1,774.90
Uncategorized Asset	330.93
Accumulated Depreciation	83,930.00
AmEx Simply Cash Plus	-198.00
Capital One Spark Business	1,694.85
Chase Ink Business Plus	17,772.74
Chase Sapphire Reserve	5,052.41
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**82,696.90**
Net cash provided by operating activities	**$ -354,681.05**
INVESTING ACTIVITIES	
Assets - TI	-9,394.00
Barrel	-7,092.36
Equipment - Brewing	-15,729.13
Equipment - Distilling	-4,390.41
Equipment - Distilling and Brewing	-1,563.46
Furniture & Fixtures	-2,053.83
Licenses	-3,218.62
Net cash provided by investing activities	**$ -43,441.81**
FINANCING ACTIVITIES	
Bank Loan	-46,222.91
Common Stock	322,500.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$276,277.09**
NET CASH INCREASE FOR PERIOD	**$ -121,845.77**
Cash at beginning of period	154,016.79
CASH AT END OF PERIOD	**$32,171.02**

R6 DISTILLERY

STATEMENT OF CASH FLOWS

January 1 - December 21, 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-31,499.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	10,004.68
Inventory - Spirits Bottles	-4,418.40
Inventory - Spirits Labels	-4,480.88
Inventory Asset	84.25
Merchandise Inventory	-4,069.88
AmEx Simply Cash Plus	-92.87
Capital One Spark Business	-27,567.09
Chase Ink Business Plus	-33,540.92
Chase Sapphire Reserve	-8,934.69
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-73,015.80**
Net cash provided by operating activities	**$ -104,515.63**
INVESTING ACTIVITIES	
Assets - TI	-573.35
Barrel	-6,078.20
Barrel Racks	-1,667.94
Equipment - Brewing	46,999.97
Equipment - Distilling	-9,862.89
Rebranding Remodel	-3,169.92
Licenses	-971.55
Net cash provided by investing activities	**$24,676.12**
FINANCING ACTIVITIES	
Bank Loan	-3,720.59
Other Long Term Liabilities - Security Deposit	11,000.00
Revolving Line of Credit - Bob Rubens	6,500.00
Revolving Line of Credit - Jon Miller	6,500.00
Revolving Line of Credit - Michael Paolucci	20,000.00
Common Stock	30,000.00
Net cash provided by financing activities	**$70,279.41**
NET CASH INCREASE FOR PERIOD	**$ -9,560.10**
Cash at beginning of period	32,171.02
CASH AT END OF PERIOD	**$22,610.92**

New Tax

R6 DISTILLERY
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2018
____
NOTE A: ORGANIZATION AND NATURE OF ACTIVITIES

R6 DISTILLERY ("the Company") is a corporation formed under the laws of the State of California. The Company derives revenue from the production and sale of malt alcoholic beverages and distilled spirits.

The Company will conduct an equity crowdfund offering during the first quarter of 2019 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
Accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables
Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on accounts are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. During 2018 and 2017, the Company did not record losses on uncollectible receivables.

Inventory
The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment
The Company capitalizes long-
lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

New Tax

Extraordinary Items: Revenue
The Company has elected early adoption of FASB ASU 2015-01, which eliminates the concept of "extraordinary items" from GAAP.

Cost of Sales
Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs
The Company expenses direct advertising costs as incurred.

NOTE C: LEASES
The Company leases a building (or portions thereof) and equipment used by the Company in the ordinary course of business. Obligations associated with buildings or equipment with leases that meet the criteria for "capital lease"
treatment under GAAP have been recognized as liabilities on the Company's balance sheets. Future minimum payments by category of lease are as follows:

	2019	2020	2021
Equipment	$6,021	$6,021	$6,021
Buildings	$104,581	$107,718	$110,949

NOTE D: INCOME TAXES
The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2018. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2017 will expire if unused after-tax year 2037. The Company's 2015 federal tax filing will be subject to review by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue
Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Re venue Service until 2021.
The Company's 2018 federal tax filing will be subject to inspection by the Internal Revenue Service until 2022.
The Company is subject to Franchise Tax requirements in the State of California. The Company's California tax filings for tax year 2016, 2017, and 2018 will be subject to review by that State until the expiration of the statutory period in 2020, 2021, and 2022, respectively.

NOTE E: NOTES PAYABLE
The Company has an operating Line of Credit (("LOC") payable to a related party. The LOC accrues interest at the rate of 4% per annum and has twenty-four-month terms, with the earliest commencing in September of 2018.

NOTE F: CONCENTRATIONS OF RISK
Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

New Tax

<u>NOTE G: SUBSEQUENT EVENTS</u>
Management considered events subsequent to the end of the period but before January 1, 2019, the date that the financial statements were available to be issued.